Management’s Discussion and Analysis
For the three months ended March 31, 2026
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months ended March 31, 2026

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2025 and the unaudited condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2026 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Further information about Equinox Gold can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.equinoxgold.com.
This MD&A is prepared by management and approved by the Board of Directors as of May 6, 2026. This discussion and analysis covers the three months ended March 31, 2026 (“Q1 2026” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about Mineral Reserves and Mineral Resources. All Forward-looking Information is qualified by cautionary notes in this MD&A, as well as the risks and uncertainties discussed in the Company’s Annual Information Form and its MD&A for the three months and year ended December 31, 2025, both of which are filed on SEDAR+ and EDGAR.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization) (“EBITDA”), adjusted EBITDA, net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
The following additional abbreviations may be used within this MD&A: Brazilian Real (“BRL”); Canadian dollar (“CAD”); carbon-in-leach (“CIL”); gold (“Au”); grams per tonne (“g/t”); lost-time injury frequency rate (“LTIFR”), metre (“m”); Mexican Peso (“MXN”); million tonnes per annum (“Mtpa”); Nicaraguan Cordoba (“NIO”); reverse circulation (“RC”); significant environmental incident frequency rate (“SEIFR”); tailings storage facility (“TSF”); tonnes per day (“tpd”); tonnes per annum (“tpa”); troy ounce (“oz”), total recordable injury frequency rate (“TRIFR”); United States Dollars in millions (“M$”).

Management’s Discussion and Analysis For the three months ended March 31, 2026

Management’s Discussion and Analysis For the three months ended March 31, 2026

BUSINESS OVERVIEW
Equinox Gold is an Americas-focused mining company delivering on its strategy of creating a premier Americas gold producer. In its first nine years, the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Greenstone Gold Mine (“Greenstone”) and Valentine Gold Mine (“Valentine”) in Canada, the Mesquite Mine (“Mesquite”) in the United States, and La Libertad Mine Complex (“Libertad”) and El Limon Mine Complex (“Limon”) in Nicaragua (together, the “Nicaragua Operations”). All of the Company’s mines are 100% owned.
The Company’s Castle Mountain Mine (“Castle Mountain”) in the United States was transitioned to development status in September 2024 to focus on advancing permitting for the planned expansion, although residual leaching and rinsing of the heap leach pad continues to yield small amounts of gold production.
At the Los Filos Mine Complex (“Los Filos”) in Mexico, operations were indefinitely suspended in April 2025 and Los Filos was reclassified as a development project while the Company evaluates the long-term potential of the project, which includes consideration of the results of ongoing exploration, technical studies and engineering activities. The Company ratified land access and community support arrangements with two of the three host communities, and continues to engage in constructive dialogue with the third community for the same.
On June 17, 2025, Equinox Gold completed the business combination (the “Calibre Acquisition”) with Calibre Mining Corp. (“Calibre”) which owned and operated mines in Nicaragua, the United States and Canada (collectively, the “Calibre Assets”). On October 1, 2025, the Company sold the Pan Mine (“Pan”), a producing gold mine in Nevada, United States and the Gold Rock and Illipah gold development projects, all in Nevada, United States, to Minera Alamos Inc. (“Minera Alamos”). In November 2025, Valentine, located in Newfoundland & Labrador, Canada, achieved commercial production.
The Company’s Aurizona Mine (“Aurizona”), RDM Mine and Bahia Complex in Brazil (together, the “Brazil Operations”) were owned and operated by Equinox Gold up to January 23, 2026 when the sale of the Company’s 100% interest in the Brazil Operations (the “Brazil Sale Transaction”) was completed. The operating and financial results from the Brazil Operations for the period from January 1 to 23, 2026 are reported as discontinued operations (“Discontinued Operations”) in the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2026. The Brazil Sale Transaction is described in further detail in the Corporate section of this MD&A.
Equinox Gold was founded with the strategic vision of building a diversified, Americas-focused gold company focused on high-quality and high-margin production. The Company’s goal is to be a top-quartile valued gold producer, delivering strong per-share returns while maintaining a disciplined approach to capital allocation. Equinox Gold is focused on continuing to optimize its portfolio, prioritizing long-life, low-cost assets and organic growth opportunities to maximize shareholder value. The Company is committed to operating responsibly and safely, creating lasting economic and social benefits for its host communities, and fostering a safe and inclusive workplace for its employees and contractors.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

Management’s Discussion and Analysis For the three months ended March 31, 2026

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Operational
•Produced 197,628 ounces of gold from all of the Company’s assets (“All Operations”)(1) during the Quarter, including 60,338 ounces from Greenstone, 27,064 ounces from Valentine, 81,280 ounces from the Nicaragua Operations and 13,174 ounces from Mesquite, all of which are included in the Company’s 2026 Guidance, as well as 2,299 ounces from Castle Mountain (collectively, “Continuing Operations”) and 13,473 ounces from Brazil Operations for the period of ownership. The Brazil Operations were sold on January 23, 2026 and have been reported as Discontinued Operations in the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2026 (see the Corporate section below).
•Sold 199,217 ounces of gold from All Operations during the Quarter at an average realized gold price of $4,604 per oz; sold 183,960 ounces of gold at an average realized gold price of $4,630 per oz from Continuing Operations
•Cash costs per oz(2) of $1,633 and AISC per oz(2) of $1,950 from All Operations; cash costs of $1,601 per oz(2) and AISC of $1,908 per oz(2) from Continuing Operations
•Total recordable injury frequency rate(3) of 1.52 for the Quarter; one lost-time injury during the Quarter
Earnings
•Income from mine operations from Continuing Operations of $438.8 million
•Net income from All Operations of $310.1 million or $0.39 per share (basic), and net income from Continuing Operations of $187.2 million or $0.24 per share (basic)
•Adjusted net income from All Operations of $234.0 million(2) or $0.30 per share(2), and adjusted net income from Continuing Operations of $217.2 million(2) or $0.28 per share (basic)(2)
Financial
•Cash flow from All Operations before changes in non-cash working capital of $341.0 million ($236.8 million after changes in non-cash working capital)
•Adjusted EBITDA from All Operations of $527.2 million(2), and adjusted EBITDA from Continuing Operations of $493.0 million(2)
•Sustaining capital expenditures of $58.6 million(2) and non-sustaining capital expenditures of $105.7 million for All Operations
•Cash and cash equivalents (unrestricted) of $363.0 million at March 31, 2026
•Net debt(2) of $251.8 million at March 31, 2026
Corporate
•On January 14, 2026, the Company provided 2026 production and cost guidance (“2026 Guidance”) of 700,000 to 800,000 ounces of gold at cash costs per oz of $1,425 to $1,525 and AISC per oz of $1,775 to $1,875, with expenditures estimated at $325 to $375 million for growth capital, $70 to $80 million for exploration and $80 to $90 million for general and administrative expenses. Guidance does not include production from the Brazil Operations or from the Company’s Castle Mountain and Los Filos development projects.
•On January 23, 2026, the Company completed the sale of its 100% interest in the Brazil Operations to a third-party group (the “Buyer”). The Company received cash consideration of $891.1 million at closing. In addition to the cash consideration received, the Company is entitled to an additional production-linked cash consideration of up to $115.0 million payable on January 23, 2027, based on gold ounces sold by the Brazil Operations during the 12-month period following closing. The Brazil Sale Transaction is described in more detail in the Corporate section of this MD&A.

(1) All Operations relates to Continuing Operations and Discontinued Operations.
(2) Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EPS, adjusted EBITDA, sustaining capital expenditures and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(3) Total recordable injury frequency rate (“TRIFR”) is reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Management’s Discussion and Analysis For the three months ended March 31, 2026

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2026 (CONTINUED)
•Liquidity
◦Payments to extinguish and reduce loans and borrowings during the Quarter of $988.6 million:
▪On January 23, 2026, the Company fully repaid the $500 million term loan (“Term Loan”) and paid $298.6 million to repay the secured term credit facility with Sprott Private Resource Lending II (Collector-2), LP (the “Sprott Loan”)
▪During the three months ended March 31, 2026, the Company repaid $190.0 million of the outstanding principal under the revolving credit facility (“Revolving Facility”). At March 31, 2026, there was $409.6 million available to be drawn and $440.4 million drawn on the Revolving Facility
◦In February 2026, the Company sold all of its common shares held of Minera Alamos for total proceeds of C$56.1 million ($41.1 million)
•On February 26, 2026, the Company announced the approval of a normal course issuer bid (“NCIB”) to repurchase, for cancellation, up to an aggregate of 39,414,095 common shares of Equinox Gold, representing approximately 5% of the Company’s issued and outstanding common shares as of February 18, 2026. During the three months ended March 31, 2026, the Company repurchased 307,100 of its outstanding common shares at an average share price of C$20.93 per share for total consideration of $4.7 million. The shares were cancelled upon repurchase.
•On March 26, 2026, the Company paid a $0.015 per common share cash dividend to shareholders of record as of March 12, 2026 totalling $11.8 million
Development and Exploration
•Drilled a total of 53,638 metres across the portfolio during the Quarter; exploration expenditures for Continuing Operations of $13.4 million
•Issued updated technical reports for Greenstone and Valentine that outlined the expectation of producing on average 543,000 ounces of gold per year from Canada for the years 2026 to 2036
◦Greenstone production is expected to average 320,000 ounces of gold per year from 2026-2036, based on achieving an average of 9.82 Mtpa milled with an average mill feed grade of 1.16 grams per tonne (“g/t”) gold and an average recovery of 87.5%
◦Valentine production is expected to average 223,000 ounces of gold per year from 2026-2036, based on completing the Phase 2 expansion and achieving an average of 4.31 Mtpa throughput with an average mill feed grade of 1.69 g/t gold and an average recovery of 93%
▪The study contemplates increasing Valentine mill throughput from 2.5 Mtpa to 5.0 Mtpa with a capital cost of $414 million for the expansion of the mill, fleet and on-site infrastructure, including a 20% contingency
•Reported the Company’s year-end 2025 consolidated Mineral Reserve and Mineral Resource estimate, as summarized below, see Mineral Reserves and Mineral Resources section of this MD&A for a complete breakdown of the Mineral Reserve and Mineral Resource estimates:
◦699.2 million tonnes of Proven and Probable Mineral Reserves grading 0.84 g/t gold for 19.0 million contained ounces of gold
◦655.9 million tonnes of Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, grading 0.90 g/t gold for 19.1 million contained ounces of gold
◦356.4 million tonnes of Inferred Mineral Resources grading 0.97 g/t gold for 11.1 million contained ounces of gold
•Announced exploration results from the Valentine property, including additional gold mineralization in the Frank Zone, located along trend southwest from existing Mineral Reserves, and a new high-grade gold discovery, called the Minotaur Zone, located 8 km northwest of the Valentine mill

Management’s Discussion and Analysis For the three months ended March 31, 2026

RECENT DEVELOPMENTS
•On April 17, 2026, the draft Environmental Impact Statement (“EIS”), issued by the Bureau of Land Management, and the draft Environmental Impact Report (“EIR”) issued by the state lead agency under the California Environmental Quality Act were both published, with the public comment period scheduled to run through through June 1, 2026
•On April 27, 2026, the Company amended the Revolving Facility to increase the facility size from $850.0 million to $1.0 billion and extend its maturity date from July 31, 2029 to July 31, 2030. The amendment is described in more detail in the Corporate section of this MD&A.
•On May 6, 2026, the Company declared a quarterly cash dividend of $0.015 per common share, which is payable on June 5, 2026 to shareholders of record as of May 21, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended
Operating data	Unit	March 31, 2026	December 31, 2025	March 31, 2025
Gold produced from operating assets included in Guidance(1)	oz	181,856	222,481	182,089
Less: Gold produced from Calibre Assets before close of Calibre Acquisition	oz	—	—	(71,539)
Add: Gold produced from assets not included in Guidance(1)	oz	15,772	24,543	34,740
Gold produced - All Operations	oz	197,628	247,024	145,290
Gold produced - Continuing Operations	oz	184,155	173,278	91,460
Gold produced - Discontinued Operations	oz	13,473	73,745	53,830
Gold sold - All Operations	oz	199,217	242,392	147,920
Gold sold - Continuing Operations	oz	183,960	168,558	92,468
Gold sold - Discontinued Operations	oz	15,257	73,834	55,452
Average realized gold price - All Operations	$/oz	4,604	4,060	2,858
Average realized gold price - Continuing Operations	$/oz	4,630	4,024	2,869
Average realized gold price - Discontinued Operations	$/oz	4,285	4,140	2,841
Cash costs per oz sold - All Operations(2)(3)	$/oz	1,633	1,392	1,769
Cash costs per oz sold - All Operations, excluding Los Filos(2)(3)(4)	$/oz	1,633	1,392	1,637
Cash costs per oz sold - Continuing Operations(3)	$/oz	1,601	1,211	1,793
Cash costs per oz sold - Discontinued Operations	$/oz	2,010	1,773	1,732
AISC per oz sold - All Operations(2)(3)	$/oz	1,950	1,907	2,065
AISC per oz sold - All Operations, excluding Los Filos(2)(3)(4)	$/oz	1,950	1,907	1,979
AISC per oz sold - Continuing Operations(3)	$/oz	1,908	1,673	2,001
AISC per oz sold - Discontinued Operations	$/oz	2,452	2,397	2,168
(1)The Brazil Operations, Los Filos and Castle Mountain are excluded from the 2026 Guidance. Valentine, Los Filos and Castle Mountain were excluded from the 2025 production and cost guidance issued in June 2025 (“2025 Guidance”). References to 2025 Guidance and 2026 Guidance for the respective periods are interchangeably referred to as “Guidance”.
(2)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)Consolidated cash costs per oz sold and AISC per oz sold exclude Castle Mountain’s results after August 2024 when residual leaching commenced (see Development Projects) and Los Filos’ results after March 2025 when operations were indefinitely suspended on April 1, 2025 (see Development Projects). Consolidated cash costs per oz sold and AISC per oz sold include Valentine commencing December 2025 after the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)Consolidated cash costs per oz sold and AISC per oz sold for Q1 2025 have been adjusted to exclude the results from Los Filos which were excluded from the 2025 Guidance.
(5)Numbers in tables throughout this MD&A may not sum due to rounding.

Management’s Discussion and Analysis For the three months ended March 31, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)

		Three months ended
Financial data	Unit	March 31, 2026	December 31, 2025	March 31, 2025
Revenue	M$	861.6	681.4	265.7
Income from mine operations	M$	438.8	342.3	18.8
Net income (loss) - All Operations	M$	310.1	197.5	(75.5)
Net income (loss) - Continuing Operations	M$	187.2	82.3	(78.5)
Net income - Discontinued Operations	M$	122.9	115.2	3.0
Earnings (loss) per share (basic) - All Operations	$/share	0.39	0.25	(0.17)
Earnings (loss) per share (basic) - Continuing Operations	$/share	0.24	0.10	(0.17)
Earnings per share (basic) - Discontinued Operations	$/share	0.16	0.15	0.01
Adjusted EBITDA - All Operations(1)	M$	527.2	579.0	141.5
Adjusted EBITDA - Continuing Operations	M$	493.0	405.1	81.4
Adjusted EBITDA - Discontinued Operations	M$	34.2	173.9	60.1
Adjusted net income (loss) - All Operations(1)	M$	234.0	272.9	(33.9)
Adjusted net income (loss) - Continuing Operations	M$	217.2	163.2	(38.2)
Adjusted net income - Discontinued Operations	M$	16.8	109.7	4.4
Adjusted EPS - All Operations(1)	$/share	0.30	0.35	(0.07)
Adjusted EPS - Continuing Operations	$/share	0.28	0.21	(0.08)
Adjusted EPS - Discontinued Operations	$/share	0.02	0.14	0.01

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	363.0	407.4	172.9
Net debt(1)	M$	251.8	1,147.3	1,220.0
Operating cash flow before changes in non-cash working capital	M$	341.0	396.0	73.3
(1)Adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Numbers in tables throughout this MD&A may not sum due to rounding.
Gold ounces sold from All Operations in Q1 2026 were 35% higher compared to Q1 2025 primarily due to the impact of production from Valentine and the Nicaragua Operations which were acquired as part of the Calibre Acquisition, and an increase in production at Greenstone, as it was in the early stages of ramp-up in Q1 2025 after reaching commercial production in November 2024. These increases were partially offset by the impact of the sale of the Brazil Operations and the indefinite suspension of operations at Los Filos in April 2025.
Revenue from Continuing Operations was higher in Q1 2026 compared to Q1 2025 due to a 61% increase in the realized gold price per oz sold and an increase in gold ounces sold. The realized gold price per oz sold for Q1 2026 was $4,630 and generated $861.6 million in revenue from Continuing Operations, compared to $2,869 per ounce sold of gold in Q1 2025 which generated $265.7 million in revenue from Continuing Operations.
Cash costs per oz sold from All Operations were 8% lower in Q1 2026 compared to Q1 2025 due to the impact of lower cash costs from the Nicaragua Operations relative to the rest of the Company’s portfolio and the impact of a reduction in production from Los Filos which had higher cash costs per oz sold, offset partially by higher cash costs per oz of gold sold from the Brazil Operations.
AISC per oz sold from All Operations was 6% lower in Q1 2026 compared to Q1 2025 due to the lower cash costs mentioned above, offset partially by an increase in the sustaining capital expenditures at Mesquite related to capital stripping of the Brownie Pit and an increase in sustaining capital expenditures at Greenstone related to additional mobile equipment, a TSF raise and capital stripping to support ongoing operations.

Management’s Discussion and Analysis For the three months ended March 31, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
In Q1 2026, income from mine operations was $438.8 million (Q1 2025 - $18.8 million). Income from mine operations for Q1 2026 includes income from the Nicaragua Operations of $215.9 million compared to $nil for Nicaragua Operations in Q1 2025. In addition, income from mine operations was higher Q1 2026 compared to Q1 2025 due to increased production resulting from the ramp up at Greenstone, the inclusion of Valentine production, and a 61% increase in the average realized gold price per ounce sold.
Net income for Q1 2026 was $310.1 million (Q1 2025 - net loss of $75.5 million). The higher net income in Q1 2026 compared to Q1 2025 is mainly driven by higher income from mine operations and the gain on sale of the Brazil Operations, which is included in net income from discontinued operations. These positive variances were partially offset by higher income tax expense driven by higher income, primarily relating to operations in Canada and Nicaragua, a loss of $32.6 million on the extinguishment of the Term Loan and the Sprott Loan in Q1 2026 and a decrease in the gain on change in value of foreign exchange contracts in Q1 2026 compared to Q1 2025, driven by unrealized gains on BRL foreign exchange contracts in Q1 2025, which were settled in January 2026 following the sale of the Brazil Operations.
In Q1 2026, adjusted EBITDA from All Operations was $527.2 million (Q1 2025 - $141.5 million). In Q1 2026, adjusted net income from All Operations was $234.0 million (Q1 2025 - adjusted net loss from All Operations of $33.9 million). The increase in adjusted EBITDA and adjusted net income in Q1 2026 compared to Q1 2025 was primarily due to higher income from mine operations as described above. In addition, adjusted net income is impacted by higher income tax expense as described above.

2026 GUIDANCE AND OUTLOOK
For 2026, the Company expects to produce 700,000 to 800,000 ounces of gold. Cash costs for 2026 are estimated at $1,425 to $1,525 per ounce and AISC is estimated at $1,775 to $1,875 per ounce. Total production and cash flows are expected to grow each quarter through 2026.

2026 Guidance
	Production (oz)	Cash Costs ($/oz) (1)	AISC ($/oz) (1)	Growth Capital (2) (M$)	Growth Exploration(2) (M$)
Greenstone	250,000 - 300,000	$1,350 - $1,450	$1,750 - $1,850	$130 - $160	$5 - $10
Valentine	150,000 - 200,000	$1,100 - $1,200	$1,200 - $1,300	$95 - $115	$20 - $25
Nicaragua	200,000 - 250,000	$1,750 - $1,850	$2,100 - $2,200	$90 - $110	$20 - $25
Mesquite	70,000 - 80,000	$1,550 - $1,650	$2,300 - $2,400	$5 - $10	$5 - $10
Total (4)	700,000 - 800,000	$1,425 - $1,525	$1,775 - $1,875	$325 - $375	$70 - $80
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)The terms ‘Growth’ and ‘Non-sustaining’ are used interchangeably in this document. See Non-IFRS Measures.
(3)Exchange rates used to forecast 2026 cash costs and AISC per oz include a rate of CAD 1.34 to USD 1 and NIO 35 to USD 1.
(4)Total is the sum of the individual mine-level amounts. Numbers may not sum due to rounding.
The Company’s primary operating focus for 2026 is to continue ramping up Greenstone and Valentine to full capacity. For development activities, the Company is advancing studies and engineering for a Phase 2 expansion at Valentine that is expected to increase processing throughput from 2.5 Mtpa to approximately 5.0 Mtpa. The Valentine Phase 2 expansion is expected to result in an annual average gold production of approximately 223,000 ounces per year for ten years. The Company is also expecting to advance engineering and permitting for the Castle Mountain Phase 2 expansion.
The Company expects to meet its consolidated cost and production Guidance for the year.

Management’s Discussion and Analysis For the three months ended March 31, 2026

OPERATIONS
Greenstone, Ontario, Canada
Greenstone is an open-pit mine with a 9.8 Mpta per year carbon-in-pulp process plant located in Ontario, Canada. The Company acquired its initial 60% interest in Greenstone in April 2021 and consolidated 100% ownership in May 2024. Commissioning activities at Greenstone commenced in Q1 2024 and commercial production was achieved in November 2024. Greenstone is in the late-stages of ramping up to full design capacity.
Operating and financial results for the three months ended March 31, 2026

		Three months ended
Operating data	Unit	March 31, 2026	December 31, 2025	March 31, 2025
Ore mined	kt	2,754	5,033	2,328
Waste mined	kt	13,469	13,216	9,984
Open pit strip ratio	w:o	4.89	2.63	4.29
Tonnes processed	kt	2,209	2,195	1,659
Average gold grade processed	g/t	0.98	1.29	1.06
Recovery	%	80.4	83.7	80.7
Gold produced	oz	60,338	72,091	44,449
Gold sold	oz	61,264	71,466	44,808
Financial data
Revenue(2)	M$	279.7	286.2	129.5
Cash costs(1)	M$	92.0	80.8	70.4
Sustaining capital(1)	M$	25.7	31.7	11.6
Reclamation expenses	M$	1.5	3.6	0.3
Total AISC(1)	M$	119.2	116.1	82.3
Non-sustaining expenditures	M$	31.0	49.7	29.3
Unit analysis
Realized gold price per oz sold	$/oz	4,565	4,004	2,889
Cash costs per oz sold(1)	$/oz	1,502	1,131	1,570
AISC per oz sold(1)	$/oz	1,945	1,626	1,836
Mining cost per tonne mined	$/t	4.04	3.17	3.11
Processing cost per tonne processed	$/t	16.18	14.70	15.14
G&A cost per tonne processed	$/t	10.18	11.62	8.49
(1)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2026 Analysis
Production
Greenstone gold production was 36% higher for the three months ended March 31, 2026 compared to the same period in 2025 due to an 18% increase in ore mined and 33% increase in tonnes processed, offset partially by the impact of lower average grade processed. Gold production was 16% lower for the three months ended March 31, 2026 compared to Q4 2025 as mining volumes and grade were impacted by severe winter conditions and underground voids temporarily restricted efficient mining techniques. Ore mined volumes in Q1 2026 are in line with expectations of the planned mine sequence.
Mining unit costs for the three months ended March 31, 2026 were 30% higher compared to the same period in 2025 due to ongoing investment in drilling and equipment maintenance to enable continued increases in tonnes moved. The winter condition and underground voids in Q1 2026 limited the volume of material moved and therefore, unit costs were elevated.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Processing unit costs for the three months ended March 31, 2026 were 7% higher compared to the same period in 2025 due to increases in the price of cyanide and consumables spend. Processing unit costs for the three months ended March 31, 2026 were 10% higher compared to Q4 2025 due to increased shutdown and maintenance activities.
Cash costs per oz sold were 4% lower for the three months ended March 31, 2026 compared to the same period in 2025 primarily due to an increase in gold ounces sold, offset partially by higher operating costs associated with the continuing ramp up. Cash costs per oz sold were 33% higher for the three months ended March 31, 2026 compared to Q4 2025 with the impact of lower mined grades being reflected in 24% lower grade processed and 14% lower gold ounces sold, and higher costs associated with the winter conditions in the Quarter.
AISC per oz sold was 6% higher for the three months ended March 31, 2026 compared to the same period in 2025 due to an increase in sustaining capital expenditures. Sustaining capital expenditures for the three months ended March 31, 2026 of $25.7 million primarily related to machinery and equipment and infrastructure.
Non-sustaining expenditures for the three months ended March 31, 2026 of $31.0 million primarily related to initial capital, fleet leasing costs, purchases of machinery, equipment and infrastructure and costs associated with relocating the Ontario Provincial Police station.
Exploration and Development
Planned exploration and resource development at Greenstone in 2026 comprises a 20,000-metre core drilling program, designed to test the mineral potential of prospective near-surface and deeper targets within the Greenstone area and Brookbank deposit, in addition to supplementary geophysical surveys, modelling and compilation activities. Mobilization and commencement of the drilling program is expected by the end of Q2 2026. Exploration expenditures at Greenstone for the Quarter were $0.1 million.
Outlook
The focus for the near term at Greenstone is to: (i) improve mining efficiency around voids using recently acquired remote operated equipment which is expected to enable access to higher grade ore in the pit and improve overall volumes mined; and (ii) to improve plant runtime and throughput by further reducing unplanned downtime.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Valentine, Newfoundland and Labrador, Canada
Valentine is an open-pit mine with a conventional 2.5 Mtpa crush-grind CIL operation located in central Newfoundland & Labrador, Canada, that Equinox Gold acquired on June 17, 2025 as part of the Calibre Acquisition. First gold pour was achieved in September 2025, followed by commercial production at the end of November 2025. During the Quarter, an updated technical report for Valentine was released, which included details of the planned Phase 2 expansion. Following the completion of the Phase 2 construction, which is targeted for the second half of 2028, throughput is expected to increase to approximately 5.0 Mtpa. Valentine’s annual gold production is expected to average approximately 223,000 ounces per year for ten years.
Figures for periods prior to the Calibre Acquisition are not presented in the table below.

Operating and financial results

		Three months ended
Operating data	Unit	March 31, 2026	December 31, 2025	September 30, 2025
Ore mined	kt	1,309	1,007	445
Waste mined	kt	8,930	6,139	4,989
Open pit strip ratio	w:o	6.82	6.10	11.22
Tonnes processed	kt	557	558	127
Average gold grade processed	g/t	1.50	1.53	0.78
Recovery	%	93.4	91.7	89.7
Gold produced	oz	27,064	23,207	609
Gold sold	oz	26,106	19,155	—
Financial data
Revenue(3)	M$	120.0	80.5	—
Cash costs(1)	M$	52.2	30.2	—
Sustaining capital(1)	M$	6.3	—	—
Reclamation expenses	M$	0.4	0.2	0.1
Total AISC(1)	M$	58.9	30.4	0.1
Non-sustaining expenditures	M$	44.2	70.3	97.2
Unit analysis
Realized gold price per oz sold	$/oz	4,598	4,204	—
Cash costs per oz sold(1)(2)	$/oz	2,000	1,579	—
AISC per oz sold(1)(2)	$/oz	2,256	1,588	—
Mining cost per tonne mined	$/t	5.21	5.13	—
Processing cost per tonne processed	$/t	28.25	18.15	—
G&A cost per tonne processed	$/t	36.84	25.46	—
(1)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three months and year ended December 31, 2025 includes results from Valentine from December 2025 after the mine reached commercial production in November 2025.
(3)Revenue is reported net of silver revenue.

Q1 2026 Analysis
Production
Valentine produced 27,064 ounces for the three months ended March 31, 2026, an increase of 17% compared to Q4 2025. Tonnes moved were 43% higher for the three months ended March 31, 2026 compared to the three months ended December 31, 2025. A severe winter in Newfoundland hampered ramp-up activities, resulting in slower than anticipated mining rates and delays in accessing planned ore zones. The process plant averaged 6,192 tpd, or 90% of nameplate capacity, for the quarter, and exceeded nameplate capacity in both February and March.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Cash costs per oz sold were 27% higher for the three months ended March 31, 2026 compared to the three months ended December 31, 2025 due to additional contractor support for operations ramp-up and incremental costs due to severe winter conditions.
AISC per oz sold was 42% higher for the three months ended March 31, 2026 compared to the three months ended December 31, 2025 due to the increase in cash costs per oz sold and increased sustaining capital associated with increased stripping activity in Q1 2026.
Exploration and Development
On February 2, 2026, the Company announced the discovery of high-grade gold mineralization at the new Minotaur Zone, located approximately 8 km northwest of the Valentine mill. Highlight intercepts from the Minotaur Zone include 2.68 g/t Au over 32 metres, 2.67 g/t Au over 18 metres, 5.74 g/t Au over 8 metres and 1.78 g/t Au over 39 metres. Drilling also encountered continuous gold mineralization in the Frank Zone southwest of the existing Leprechaun open pit, with highlight results of 22.10 g/t Au over 6.3 metres, 3.12 g/t Au over 63.9 metres and 7.50 g/t Au over 12.6 metres.
The 2026 exploration program is targeting approximately 100 km of drilling across the Valentine property, focusing on the Frank Zone, Minotaur Zone, resource expansion and additional greenfield discoveries. During the three months ending March 31, 2026, the Company drilled 18,440 metres at Valentine. Construction on a new core logging and cutting facility adjacent to the site helicopter pad was also completed during the Quarter. Exploration expenditures for the Quarter totaled $4.6 million.
Outlook
The focus for the near term at Valentine is to increase ore grade delivered to the plant through continued optimization of high precision GPS guidance systems on the shovels and increase blasted material inventory, which enables improvement of selective mining practices and ore blending options.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Nicaragua Operations
Equinox Gold acquired La Libertad Mine Complex (“Libertad”) and El Limon Mine Complex (“Limon”) in Nicaragua (together, the “Nicaragua Operations”) on June 17, 2025, as part of the Calibre Acquisition. Limon and Libertad are both mine and mill operations and form part of Nicaragua’s hub-and-spoke strategy, where ore from multiple open-pit and underground deposits is processed at either the Limon or Libertad mills, which together have 2.7 Mtpa installed processing capacity.
Figures for periods prior to the Calibre Acquisition are not presented in the table below.
Operating and financial results

		Three months ended
Operating data - Nicaragua Operations	Unit	March 31, 2026	December 31, 2025	September 30, 2025
Ore mined - open pit	kt	483	485	740
Waste mined - open pit	kt	11,168	10,957	10,375
Open pit strip ratio	w:o	23.14	22.57	14.02
Average open pit gold grade	g/t	2.21	3.86	3.51
Ore mined - underground	kt	96	110	114
Average underground gold grade	g/t	2.98	2.77	2.93
Ore mined - total	kt	579	596	854
Tonnes processed	kt	587	589	598
Average gold grade processed	g/t	3.79	3.83	4.05
Recovery	%	90.8	91.0	91.1
Gold produced	oz	81,280	61,884	71,119
Gold sold	oz	81,120	61,654	71,435
Operating data - El Limon Mill
Tonnes processed	kt	121	129	124
Average gold grade processed	g/t	4.82	5.01	5.61
Recovery	%	89.9	89.5	90.5
Gold produced	oz	20,293	17,449	22,838
Gold sold	oz	20,228	17,401	22,944
Operating data - La Libertad Mill
Tonnes processed	kt	466	460	474
Average gold grade processed	g/t	3.52	3.50	3.64
Recovery	%	91.2	91.6	91.3
Gold produced	oz	60,987	44,435	48,281
Gold sold	oz	60,891	44,253	48,491
Financial data - Nicaragua Operations
Revenue(2)	M$	382.3	243.9	239.9
Cash costs(1)	M$	125.6	75.1	94.2
Sustaining capital(1)	M$	11.9	21.4	12.5
Sustaining lease payments	M$	0.1	0.2	0.2
Reclamation expenses	M$	0.6	0.8	0.7
Total AISC(1)	M$	138.2	97.4	107.7
Non-sustaining expenditures	M$	37.9	19.9	24.0
(1)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Operating and financial results (continued)

		Three months ended
Unit analysis - Nicaragua Operations	Unit	March 31, 2026	December 31, 2025	September 30, 2025
Realized gold price per oz sold	$/oz	4,712	3,956	3,358
Cash costs per oz sold(1)	$/oz	1,548	1,218	1,319
AISC per oz sold(1)	$/oz	1,703	1,580	1,507

(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2026 Analysis
Gold production from the Nicaragua Operations was 31% higher for the three months ended March 31, 2026 compared to the three months ended December 31, 2025, primarily due to a drawdown of gold from inventory in-circuit in December 31, 2025.
Cash costs per oz sold were 27% higher for the three months ended March 31, 2026 compared to the three months ended December 31, 2025, primarily due to higher spend on production taxes and artisanal miners, driven by an increase in gold prices, and reduced capitalized stripping in Q1 2026.
AISC per oz sold was 8% higher for the three months ended March 31, 2026 compared to the three months ended December 31, 2025 due to the higher cash costs described above, offset partially by lower sustaining exploration expenditures in Q1 2026.
Exploration and Development
The 2026 exploration budget for the Nicaragua Operations is $28.0 million for 100 km of drilling at Limon, Libertad, and the Atlantic exploration region of Nicaragua. Approximately 65% of the exploration drilling is planned to focus on adding new resources at the Limon district. During the Quarter, a total of 19,830 metres were completed over Temerario Sur, Babilonia, Veta Nueva Oeste Talavera, Santa Emilia Sur and Las Ramadas veins at Limon and the Volcan vein system at Libertad. A total of 7 drilling rigs were active during the Quarter (6 rigs at Limon and 1 rig at Libertad). Exploration expenditures at the Nicaragua Operations for the Quarter were $5.2 million.
Outlook
Production for 2026 for the Nicaragua Operations is expected to be weighted more toward the first half of the year and Q1 2026 gold production was as planned.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Mesquite Mine, California, USA
Mesquite is an open pit, run-of-mine heap leach gold mine located in Imperial County, California. Mesquite has been operating since 1986.
Operating and financial results for the three months ended March 31, 2026:

		Three months ended
Operating data	Unit	March 31, 2026	December 31, 2025	March 31, 2025
Ore mined and stacked on leach pad	kt	2,028	667	1,392
Waste mined	kt	10,347	11,337	10,998
Open pit strip ratio	w:o	5.10	17.00	7.90
Average gold grade stacked to leach pad	g/t	0.31	0.25	0.71
Gold produced	oz	13,174	14,761	12,271
Gold sold	oz	13,177	14,599	12,305
Financial data
Revenue(2)	M$	60.6	60.0	35.4
Cash costs(1)	M$	21.0	21.4	17.9
Sustaining capital(1)	M$	9.1	13.6	1.2
Reclamation expenses	M$	0.3	0.3	1.2
Total AISC(1)	M$	30.4	35.3	20.3
Non-sustaining expenditures	M$	0.8	2.6	8.7
Unit analysis
Realized gold price per oz sold	$/oz	4,599	4,111	2,881
Cash costs per oz sold(1)	$/oz	1,591	1,465	1,457
AISC per oz sold(1)	$/oz	2,305	2,417	1,649
Mining cost per tonne mined	$/t	2.08	1.74	1.64
Processing cost per tonne processed	$/t	5.53	15.34	7.46
G&A cost per tonne processed	$/t	2.83	5.94	3.99
(1)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.

Q1 2026 Analysis
Production
Production was 7% higher in the three months ended March 31, 2026 compared with the same period of 2025 due to improved residual leaching results.
Mining unit costs were 27% higher for the three months ended March 31, 2026 compared to the same period in 2025 due to higher maintenance costs as Mesquite’s mobile equipment fleet began a planned major overhaul cycle in the second half of 2025, that continued into the Quarter.
Processing unit costs were 26% lower for the three months ended March 31, 2026 compared to the same period in 2025 primarily due to the impact of the increase in tonnes stacked during Q1 2026.
Cash costs per oz sold were 9% higher for the three months ended March 31, 2026 compared to the same period in 2025 due primarily to the impact of higher mining unit costs.
AISC per oz sold was 40% higher for the three months ended March 31, 2026, compared to the same period in 2025, primarily due to the impact of higher cash costs and an increase in sustaining capital expenditures of $8.0 million. Sustaining capital expenditures for the three months ended March 31, 2026 of $9.1 million primarily related to capital stripping in the Brownie 4 Pit. In Q1 2025, capital stripping activity related to the Ginger Pit and was classified as non-sustaining expenditures.

Management’s Discussion and Analysis For the three months ended March 31, 2026

Non-sustaining expenditures for the three months ended March 31, 2026 were $0.8 million primarily related to capitalized exploration.
Exploration and Development
Exploration activities at Mesquite during the Quarter focused on near‑mine resource expansion and delineation, with 12,485 metres of RC drilling completed in the western and central‑north areas of the mine. An additional 432 metres of diamond drilling was completed at Vista East for geometallurgical test work to refine oxidation boundaries and recovery models. Exploration expenditures totaled $2.2 million for the Quarter.

Outlook
Mesquite began stacking ore from Brownie 4, the primary ore source for the year, in Q1 2026. Based on the leach recovery curve, gold produced from Brownie 4 ore is expected in late Q2 2026 onward. As a result, Mesquite gold production is weighted into the second half of the year.

Management’s Discussion and Analysis For the three months ended March 31, 2026

DEVELOPMENT PROJECTS
Valentine Phase 2 Expansion, Canada
The Company is completing Phase 2 engineering studies for the Valentine Phase 2 expansion, as outlined in the Technical Report issued on March 30, 2026, aimed at significantly increasing processing throughput. The expansion targets an increase from the current design capacity of approximately 2.5 Mtpa to approximately 5.0 Mtpa. Valentine’s annual gold production is expected to average approximately 223,000 ounces per year for ten years.
2026 Update and Outlook
Final technical updates for the expansion were completed in late-April 2026. The Company anticipates seeking a decision from its Board of Directors for approval in Q2 2026 to advance the Phase 2 expansion.
Castle Mountain Expansion, California, USA
Based on a 2021 feasibility study, the expanded operations at Castle Mountain (the “Castle Mountain Expansion”) are expected to produce over 200,000 ounces of gold per year for an initial 14-year mine life. The Company expects to issue an updated feasibility study in the second half of 2026.
In June 2025, the Castle Mountain Expansion was accepted as a FAST-41 Project by the United States Federal Permitting Improvement Steering Council. The FAST-41 permitting process is a federal permitting framework designed to streamline environmental reviews, improve inter-agency coordination and increase transparency, all of which is expected to reduce permitting timelines and enhance regulatory certainty.
2026 Update and Outlook
The Company is focused on advancing the engineering work for the Castle Mountain Expansion during 2026. An investment decision is expected during the first half of 2027 and is subject to a positive federal permitting decision, the receipt of county and state permits, and approval from the Company’s Board of Directors.
The draft EIS, issued by the Bureau of Land Management, and the draft EIR issued by the state lead agency under the California Environmental Quality Act were both published for public comment on April 17, 2026. The public comment period is scheduled to run for 45 days, from April 17 through June 1, 2026. The Company’s permitting schedule remains on track for issuance of the Final EIS and Record of Decision during Q4 2026. The publication of the draft EIR also initiates the review processes for certain additional state and local permits.
Los Filos Expansion, Guerrero, Mexico
On April 1, 2025, the Company suspended operations at Los Filos following the expiry of a land access agreement with one of the three host communities. The Company has since ratified new land access agreements with Mezcala and Xochipala, the two other host communities near Los Filos, and remains engaged in constructive, ongoing dialogue with the third community, with a shared focus on supporting a potential restart of operations. A 2022 feasibility study outlined opportunities to expand operations and extend mine life, including the potential construction of a CIL plant, which remains part of the longer-term potential of the asset.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox had one lost-time injury during the Quarter. The Company’s LTIFR was 0.17 per million hours worked for the Quarter. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, was 1.52 per million hours worked for the Quarter.
Environment
During Q1 2026, there was one significant environmental incident as defined by the Company’s environmental standards. The incident involved the mortality of a bird due to cyanide exposure at the Castle Mountain Mine. The Company’s SEIFR was 0.17 per million hours worked for the Quarter.

Management’s Discussion and Analysis For the three months ended March 31, 2026

SUSTAINABILITY
Sustainability considerations continue to form part of the Company’s approach to risk management, responsible operations and long‑term asset viability. During the first quarter of 2026, Equinox initiated a review of its sustainability strategy to ensure alignment with the Company’s business strategy, operating profile and risk framework, including a review of relevant policies and standards. The Company also continued work to further integrate its management systems to support consistent implementation and oversight. These efforts are intended to strengthen risk management, support effective stakeholder engagement, and maintain the Company’s social license to operate. Equinox recognizes the importance of its socio‑economic contributions to host communities and conducts its activities with respect for human rights, consistent with applicable laws and internal governance frameworks. Detailed sustainability information will be provided in the Company’s 2025 Sustainability Report, which is expected to be published in the second quarter of 2026.

CORPORATE
Sale of Brazil Operations
On January 23, 2026, the Company completed the sale of its 100% interest in the Brazil Operations. On closing of the Brazil Sale Transaction, the Company received cash consideration of $891.1 million, which is subject to customary post-closing working capital adjustments. The Company recognized a gain of $105.6 million on the Brazil Sale Transaction during the three months ended March 31, 2026. The gain on sale of the Brazil Operations recognized during the three months ended March 31, 2026 is net of the Company’s estimate as at March 31, 2026 of the most likely amount of future indemnity payments to the Buyer for taxes and losses incurred by the Buyer in connection with settlement of litigation claims relating to periods prior to the sale transaction closing date. The estimate excludes amounts relating to outstanding matters for which a cash outflow has been assessed by the Company to be less than probable.
In addition to the cash consideration received, the Company is entitled to additional production-linked cash consideration of up to $115.0 million payable on January 23, 2027, based on gold ounces sold by the Brazil Operations during the 12-month period following closing (the “Brazil Measurement Period”). The contingent consideration equals 12.5% of incremental revenue from gold sales above 200,000 ounces, subject to a maximum payment of $115.0 million if sales exceed 280,000 ounces during the Brazil Measurement Period.
The amount of consideration included in the calculation of gain on sale represents the amount that the Company expects to be entitled to in exchange for transferring the assets and liabilities of the Brazil Operations (the “Brazil Transaction Price”), which includes an estimate of the post-closing working capital adjustment. At March 31, 2026, the Company excluded the contingent production-linked consideration from the Brazil Transaction Price because the amount of the contingent payment has a high variability of possible outcomes that is dependent on factors outside of the Company’s influence including the operating, financial, regulatory and other risks specific to the underlying assets and the Buyer and volatility in future gold prices. The uncertainty about the amount of consideration will not be resolved until the end of the Brazil Measurement Period and the magnitude of any adjustment to any amount recognized as part of the gain on sale prior to the end of the Brazil Measurement Period could be significant.
Adjustments to the Brazil Transaction Price arising from the post-closing working capital adjustment, changes in the Company’s estimate of the amount of the contingent production-linked consideration it expects to receive and the most likely amount it expects to pay to the Buyer for future indemnity payments will be recognized in the statement of income or loss in the period in which the changes occur.
The Brazil Operations, being a component that represents a separate major geographical area of operations of the Company, has been presented as Discontinued Operations. Prior periods have been restated to conform with the current period presentation of the Brazil Operations as Discontinued Operations.

Management’s Discussion and Analysis For the three months ended March 31, 2026

CORPORATE (CONTINUED)
Credit Facility
On January 23, 2026, the Company repaid the $500.0 million balance under the Term Loan in full, without penalty, and the Term Loan facility was terminated. The Company recognized a loss of $16.0 million in other (expense) income on extinguishment of the Term Loan. Pursuant to the terms of Credit Facility, the uncommitted accordion feature, which permits the Company to request an increase in the principal amount of the facility, was increased to $350.0 million upon full repayment of the Term Loan.
During the three months ended March 31, 2026, the Company repaid $190.0 million of the outstanding principal under the Revolving Facility. At March 31, 2026, there was $409.6 million undrawn on the Revolving Facility.
On April 27, 2026, the Company amended certain terms of its Revolving Facility. The amendments include an increase the facility size from $850.0 million to $1.0 billion, an extension of the maturity date from July 31, 2029 to July 31, 2030 and an increase in the accordion feature from $350.0 million to $500.0 million.
The amended terms also reduce the applicable interest rate from the applicable term rate based on the Secured Overnight Financing Rate (“SOFR”) plus a margin of 1.875% to 3.125%, based on the Company’s total net leverage ratio, to SOFR plus a range of 1.45% to 2.50%, and amend certain financial covenants, which include an increase to the senior net leverage ratio and a reduction in the interest coverage ratio.
Following the April 2026 amendment, the Revolving Facility is secured by a pledge over the shares of certain subsidiaries of the Company and asset level security on the property and assets of Greenstone, which will remain in place until the contingent payment obligation at Greenstone (“Greenstone Contingent Consideration”) is fully settled.
Sprott Loan
On January 23, 2026, the Company repaid the outstanding principal of $261.3 million and remaining balance of $25.1 million in additional payments payable under the Sprott Loan in full. Pursuant to the terms of the Sprott Loan, the Company paid an additional amount of $12.2 million, equal to the interest that would have been accrued on the principal amount prepaid from the date of prepayment to June 30, 2026. The Company recognized a loss of $16.6 million in other expense on extinguishment of the Sprott Loan.

FINANCIAL RESULTS
Net income from All Operations for Q1 2026 was $310.1 million (Q1 2025 - $75.5 million). Net income from Continuing Operations for Q1 2026 was $187.2 million (Q1 2025 - net loss of $78.5 million).
The higher net income from All Operations and from Continuing Operations in Q1 2026 compared to Q1 2025 is primarily due to the contribution from the Nicaragua Operations and Valentine following the close of the Calibre Transaction in June 2025, the continued ramp up of Greenstone’s operations following achievement of commercial production in November 2024, the impact of a 61% increase in the average realized gold price in Q1 2026 compared to Q1 2025 and the gain on sale of Brazil Operations of $105.6 million included in net income from Discontinued Operations in Q1 2026.

Management’s Discussion and Analysis For the three months ended March 31, 2026

FINANCIAL RESULTS (CONTINUED)
Selected financial results for the three months ended March 31, 2026 and 2025

$ amounts in millions, except per share amounts	Three months ended
	March 31, 2026	March 31, 2025(1)
Continuing Operations
Revenue	$861.6	$265.7
Cost of sales
Operating expense	(310.9)	(196.1)
Depreciation and depletion	(111.9)	(50.8)
Income from mine operations	438.8	18.8
Care and maintenance expense	(20.8)	(9.9)
Exploration and evaluation expense	(6.3)	(0.7)
General and administration expense	(21.5)	(17.4)
Income (loss) from operations	390.2	(9.2)
Finance expense	(31.7)	(46.4)
Finance income	4.2	1.8
Other expense	(48.7)	(15.7)
Net income (loss) before taxes from Continuing Operations	314.0	(69.5)
Income tax expense	(126.8)	(9.0)
Net income (loss) from Continuing Operations	187.2	(78.5)

Discontinued Operations
Net income from Discontinued Operations	122.9	3.0
Net income (loss)	$310.1	$(75.5)

Net income (loss) per share attributable to Equinox Gold shareholders - Continuing Operations
Basic	$0.24	$(0.17)
Diluted	$0.23	$(0.17)

Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.39	$(0.17)
Diluted	$0.38	$(0.17)
(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.
Income from Mine Operations
Revenue for Q1 2026 was $861.6 million (Q1 2025 - $265.7 million) on sales of 183,960 ounces of gold (Q1 2025 - 92,468 ounces). Revenue increased by 224% in Q1 2026 compared to Q1 2025 primarily due to a 61% increase in the average realized gold price per ounce sold and a 99% increase in gold ounces sold.
Gold ounces sold for the three months ended March 31, 2026 was higher compared to the same period in the prior year, primarily due to the contribution of 81,120 gold ounces sold from Nicaragua Operations and 26,106 gold ounces sold from Valentine following the Calibre Acquisition in June 2025, higher production at Greenstone as its ramp up continues, offset partially by a reduction of gold sold by Los Filos as operations were indefinitely suspended in April 2025.
Operating expense in Q1 2026 was $310.9 million (Q1 2025 - $196.1 million). Operating expense in Q1 2026 increased 59% compared to Q1 2025 primarily due to additions related to the Nicaragua Operations and Valentine following the Calibre Acquisition and an increase at Greenstone due to higher sales, offset partially by the impact of suspension of operations at Los Filos.

Management’s Discussion and Analysis For the three months ended March 31, 2026

FINANCIAL RESULTS (CONTINUED)
Depreciation and depletion in Q1 2026 was $111.9 million (Q1 2025 - $50.8 million). The increase for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to the contribution of depreciation and depletion related to the Nicaragua Operations and Valentine and higher depreciation and depletion at Greenstone due to higher ounces sold.
General and Administration
General and administration expense in Q1 2026 was $21.5 million (Q1 2025 - $17.4 million). The increase for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to increases in professional fees and salaries and employee benefits associated with the growth of the Company.
Finance Expense
Finance expense in Q1 2026 was $31.7 million (Q1 2025 - $46.4 million). The decrease for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to repayment of the Term Loan in full on January 23, 2026.
Other Expense
Other expense for Q1 2026 was $48.7 million (Q1 2025 - other expense of $15.7 million). The following table summarizes the significant components of other expense:

	Three months ended
$’s in millions	March 31, 2026	March 31, 2025
Change in fair value of foreign exchange contracts	$(0.6)	$30.7
Change in fair value of gold contracts	(16.0)	(30.8)
Change in fair value of Greenstone Contingent Consideration	(4.1)	(15.0)
Loss on extinguishment of debt	(32.6)	—
Foreign exchange gain	3.8	0.9
Other income (expense)	0.8	(1.5)
Total other expense	$(48.7)	$(15.7)
The change in fair value of foreign exchange contracts for Q1 2026 was a loss of $0.6 million (Q1 2025 - gain of $30.7 million). The gain recognized in Q1 2025 was primarily due to the impact of strengthening of the BRL relative to the USD compared to the same period in 2024. The loss in Q1 2026 is driven by the weakening of the CAD relative to the USD compared to the same period in 2025, partially offset by the settlement of BRL and MXN foreign exchange contracts.
The change in fair value of gold contracts for Q1 2026 was a loss of $16.0 million (Q1 2025 - loss of $30.8 million). The loss recognized for the three months ended March 31, 2026 related to gold collar contracts entered into during 2025 and 2026. The changes in fair value of gold contracts in both 2025 and 2026 were driven by increases in the forward gold price relative to the gold contract strike price.
The change in the fair value of Greenstone Contingent Consideration derivative liability for Q1 2026 was a loss of $4.1 million (Q1 2025 - loss of $15.0 million). The loss in Q1 2026 was lower than Q1 2025 due to the impact of a smaller increase in the average forward gold price in Q1 2026 compared to Q1 2025.
The loss on extinguishment of debt in Q1 2026 of $32.6 million relates to the extinguishment of the Term Loan and the Sprott Loan in January 2026. Refer to the Corporate section of this MD&A for details of the extinguishments.

Management’s Discussion and Analysis For the three months ended March 31, 2026

FINANCIAL RESULTS (CONTINUED)
Income Tax Expense
In Q1 2026, the Company recognized a tax expense of $126.8 million (Q1 2025 $9.0 million).
The tax expense for the three months ended March 31, 2026 was primarily due to the profitable operations in Canada and Nicaragua. These expenses were partially offset by the tax recovery from the impact from the amortization of fair value adjustments on the mining properties acquired through the Calibre Acquisition.
The tax expense for the three months ended March 31, 2025 was mainly driven by the profitable operations in Canada.
Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through March 31, 2026:

$ amounts in millions, except per share amounts	March 31, 2026	December 31, 2025	September 30, 2025(1)	June 30, 2025(1)
Continuing Operations
Revenue	$861.6	$681.4	$584.3	$285.8
Cost of sales
Operating expense	(310.9)	(239.3)	(266.0)	(133.2)
Depreciation and depletion	(111.9)	(99.8)	(136.4)	(52.7)
Income from mine operations	438.8	342.3	181.9	99.9
Care and maintenance expense	(20.8)	(22.1)	(27.7)	(35.3)
Exploration and evaluation expense	(6.3)	(1.4)	(8.0)	(0.8)
General and administration expense	(21.5)	(26.5)	(35.4)	(25.5)
Income from operations	390.2	292.5	110.7	38.4
Finance expense	(31.7)	(39.5)	(49.4)	(43.9)
Finance income	4.2	3.6	3.2	2.4
Other (expense) income	(48.7)	(80.8)	(41.6)	5.4
Net income before taxes from Continuing Operations	314.0	175.7	23.0	2.3
Income tax expense	(126.8)	(93.4)	(17.2)	(30.7)
Net income (loss) from Continuing Operations	187.2	82.3	5.8	(28.4)

Discontinued Operations
Net income from Discontinued Operations	$122.9	$115.2	$69.8	$52.3
Net income	$310.1	$197.5	$75.6	$23.8

Net income (loss) per share attributable to Equinox Gold shareholders - Continuing Operations
Basic	$0.24	$0.10	$0.01	$(0.06)
Diluted	$0.23	$0.10	$0.01	$(0.06)

Net income per share attributable to Equinox Gold shareholders
Basic	$0.39	$0.25	$0.10	$0.05
Diluted	$0.38	$0.25	$0.10	$0.05

Management’s Discussion and Analysis For the three months ended March 31, 2026

FINANCIAL RESULTS (CONTINUED)
Selected Quarterly Information (Continued)

	March 31, 2025(1)	December 31, 2024(1)	September 30, 2024(1)	June 30, 2024(1)
Revenue	$265.7	$359.4	$279.5	$160.8
Cost of sales
Operating expense	(196.1)	(220.6)	(172.2)	(118.5)
Depreciation and depletion	(50.8)	(42.9)	(27.6)	(21.2)
Income from mine operations	18.8	95.9	79.7	21.0
Care and maintenance expense	(9.9)	(0.6)	—	—
Exploration and evaluation expense	(0.7)	(0.4)	(0.8)	(0.2)
General and administration expense	(17.4)	(12.6)	(13.2)	(12.5)
Income from operations	(9.2)	82.4	65.6	8.3
Finance expense	(46.4)	(36.7)	(18.8)	(19.7)
Finance income	1.8	1.5	1.7	2.0
Other (expense) income	(15.7)	(42.4)	(27.8)	553.9
Net (loss) income before taxes from Continuing Operations	(69.5)	4.8	20.7	544.5
Income tax expense	(9.0)	(34.4)	(36.4)	(197.2)
Net (loss) income from Continuing Operations	(78.5)	(29.6)	(15.7)	347.3

Discontinued Operations
Net income from Discontinued Operations, net of tax	$3.0	$57.9	$16.0	$6.2
Net (loss) income	$(75.5)	$28.3	$0.3	$353.5

Net (loss) income per share attributable to Equinox Gold shareholders - Continuing Operations
Basic	$(0.17)	$(0.07)	$(0.04)	$0.88
Diluted	$(0.17)	$(0.07)	$(0.04)	$0.74

Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.17)	$0.06	$—	$0.90
Diluted	$(0.17)	$0.06	$—	$0.76
(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2026, the Company had financial, operating, and capital commitments of $594.8 million that require settlement within the next 12 months. At March 31, 2026, the Company had cash and cash equivalents of $363.0 million. At March 31, 2026, $409.6 million of the $850 million Revolving Facility remained undrawn. On April 27, 2026, the Company amended the Revolving Facility to increase the facility size from $850.0 million to $1.0 billion and extended its maturity date from July 31, 2029 to July 31, 2030. Additionally, the uncommitted accordion feature was increased from $350.0 million to $500.0 million.
Upon receipt of cash proceeds on close of the Brazil Operations in January 2026, the Company: (i) fully repaid the $500.0 million Term Loan, without penalty, and the Term Loan facility was terminated; (ii) paid $298.6 million to extinguish the Sprott Loan and related obligations; and (iii) paid down $115.0 million of the outstanding principal under the Revolving Facility. The Company paid an additional $75.0 million in March 2026 under the Revolving Facility.
During the three months ended March 31, 2026, the Company generated cash flow from operations before changes in working capital of $341.0 million.
Management believes the Company’s operating cash flows expected over the next 12 months, in addition to its cash and cash equivalents and available credit from the Revolving Facility, are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months.

Management’s Discussion and Analysis For the three months ended March 31, 2026

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Working Capital
Cash and cash equivalents at March 31, 2026 was $363.0 million (December 31, 2025 - $407.4 million) and working capital was $190.5 million (December 31, 2025 - working capital $708.6 million). Working capital at December 31, 2025 included all assets and liabilities associated with the Brazil Sale Transaction as the Brazil Operations were classified as held for sale at December 31, 2025 (Assets held for sale: $928.3 million; Liabilities relating to assets held for sale: $230.7 million). At March 31, 2026, all assets and liabilities associated with the Brazil Operations have been derecognized on disposition. Other significant components of working capital are described below.
Marketable securities at March 31, 2026 were $136.7 million (December 31, 2025 - $162.7 million). The decrease was primarily due to the sale of all of the Minera Alamos common shares in February 2026 for total proceeds of C$56.1 million ($41.1 million).
Current inventories at March 31, 2026 were $392.0 million (December 31, 2025 - $369.8 million). The increase was mainly due to higher supplies inventory at Greenstone and Valentine.
Current liabilities were $797.8 million at March 31, 2026 compared to $1,262.0 million at December 31, 2025. The decrease is primarily due to the disposal of the liabilities relating to Brazil Operations, a decrease in the current portion of loans and borrowings on extinguishment of the Term Loan and the Sprott Loan, a decrease in income taxes payable primarily due to tax payments made during Q1 2026, offset partially by an increase in taxes payable due to income from operations, and a decrease in the current portion of deferred revenue as a result of deliveries associated with the gold sale and prepay arrangements.
Cash Flow
Cash provided by operating activities for the three months ended March 31, 2026 was $236.8 million (three months ended March 31, 2025 - $54.5 million). The increase in cash provided by operating activities for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to higher income from mine operations, driven by contributions from the Nicaragua Operations and Valentine, which were acquired in June 2025, higher income from mine operations at Greenstone and the impact of higher realized gold prices. These increases were partially offset by higher income taxes paid in Q1 2026.
Cash provided by investing activities for the three months ended March 31, 2026 was $709.0 million (three months ended March 31, 2025 - used cash of $133.5 million). The increase in cash provided by investing activities for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to proceeds received on the sale of Brazil Operations.
Cash used in financing activities for the three months ended March 31, 2026 was $1,010.4 million (three months ended March 31, 2025 - provided cash of $10.4 million). The increase in cash used in financing activities for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to repayments of loans and borrowings utilizing cash received from the sale of the Brazil Operations in January 2026.
Corporate Investments
At March 31, 2026, the Company’s corporate investments included the following:
•11.6 million shares of Versamet Royalties Corporation (“Versamet”) (TSX-V: VMET), representing approximately 11.0% of Versamet on a basic basis
•4.5 million shares of Highlander Silver Corp (“Highlander”) (TSX: HSLV), representing approximately 2.2% of Highlander on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 789,106,134 shares issued and outstanding, 6,544,771 shares issuable under stock options and 3,961,873 shares issuable under restricted share units. The Company also has 31,513,965 shares potentially issuable on conversion of Convertible Notes and 3,075,271 shares issuable under share purchase warrants. The fully diluted outstanding share count at the date of this MD&A is 834,202,014.

Management’s Discussion and Analysis For the three months ended March 31, 2026

COMMITMENTS AND CONTINGENCIES
Commitments
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at March 31, 2026:

$’s in thousands	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$321,925	$—	$—	$—	$—	$—	$321,925
Loans and borrowings(1)(4)	43,004	42,329	211,027	485,123	—	—	781,483
Derivative liabilities(2)	49,088	299	—	—	—	—	49,387
Lease liabilities(4)	25,207	22,166	15,540	7,885	20,033	5,636	96,467
Other financial liabilities(1)(3)(4)	51,957	53,454	50,614	38,841	17,245	673	212,784
Reclamation and closure costs(4)	1,821	17,280	23,210	9,654	6,890	339,199	398,054
Purchase commitments(4)	98,766	115	—	—	—	—	98,881
Other operating commitments(4)	3,052	3,418	3,219	3,219	51,127	—	64,035
Total	$594,820	$139,061	$303,610	$544,722	$95,295	$345,508	$2,023,016
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Derivative liabilities in the above table represent the fair values of the derivative instruments that are expected to be cash-settled.
(3)Other financial liabilities mainly relate to the equipment facilities.
(4)Amounts represent undiscounted future cash flows.
Contingencies
The Company was exposed to contingent liabilities related to civil and criminal proceedings concerning a former subsidiary that owns Aurizona, arising from a March 2021 rain event and resulting flooding. As part of the sale of the Brazil Operations, the Company has provided indemnities in respect of certain claims, including this matter. At March 31, 2026, no provision has been recognized against the gain on sale of the Brazil Operations in respect of this matter, as the Company believes these proceedings are without merit and that a cash outflow under the indemnities in respect of this matter is not probable.
There were no other significant matters which arose during the three months ended March 31, 2026, nor significant changes to the Company’s outstanding matters during the three months ended March 31, 2026.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management. There were no significant related party transactions during Q1 2026.

Management’s Discussion and Analysis For the three months ended March 31, 2026

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of costs allocated to by-products. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts costs allocated to by-products as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes AISC per oz sold provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.
This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Management’s Discussion and Analysis For the three months ended March 31, 2026

NON-IFRS MEASURES (CONTINUED)
Cash Costs, Cash Costs per oz Sold and AISC per oz Sold (Continued)
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended
	March 31, 2026	December 31, 2025	March 31, 2025
Operating expenses	$310.9	$239.3	$196.1
Costs allocated to by-products	(9.8)	(3.1)	(0.4)
Fair value adjustment on acquired inventories	(3.9)	(27.8)	(3.6)
Non-recurring charges recognized in operating expenses(1)	—	—	(26.1)
Pre-commercial production and development stage operating expenses(2)	(6.4)	(20.9)	(6.0)
Total cash costs - Continuing Operations	290.8	187.5	160.0
Total cash costs - Discontinued Operations(3)	30.7	130.9	96.0
Total cash costs - All Operations	$321.5	318.4	256.0

Gold oz sold - Continuing Operations	183,960	168,558	92,468
Less: gold oz sold during pre-commercial production period and development stage(2)	(2,293)	(13,667)	(3,222)
Adjusted gold oz sold - Continuing Operations	181,667	154,891	89,246
Gold oz sold - Discontinued Operations	15,257	73,834	55,452
Adjusted gold oz sold - All Operations	196,924	228,725	144,698

Cash costs per gold oz sold - Continuing Operations	$1,601	$1,211	$1,793
Cash costs per gold oz sold - Discontinued Operations	$2,010	$1,773	$1,732
Cash costs per gold oz sold - All Operations	$1,633	$1,392	$1,769

Total cash costs - Continuing Operations	$290.8	$187.5	$160.0
Sustaining capital	53.0	67.2	16.3
Sustaining lease payments	0.1	0.3	0.2
Reclamation expense	4.1	5.9	2.2
Pre-commercial production and development stage sustaining expenditures(2)	(1.4)	(1.7)	(0.2)
Total AISC - Continuing Operations	346.7	259.2	178.6
Total AISC - Discontinued Operations(3)	37.4	177.0	120.2
Total AISC - All Operations	$384.1	436.2	298.8

AISC per gold oz sold - Continuing Operations	$1,908	$1,673	$2,001
AISC per gold oz sold - Discontinued Operations	$2,452	$2,397	$2,168
AISC per gold oz sold - All Operations	$1,950	$1,907	$2,065
(1)Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)Consolidated cash cost per oz sold and AISC per oz sold exclude Castle Mountain results after August 31, 2024 when residual leaching commenced, Los Filos results after March 31, 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine results for the period prior to December 2025 after the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.

Management’s Discussion and Analysis For the three months ended March 31, 2026

NON-IFRS MEASURES (CONTINUED)
Cash Costs, Cash Costs per oz Sold and AISC per oz Sold (Continued)
(3)     The following table provides a reconciliation of total cash costs and AISC from Discontinued Operations:

$’s in millions	Three months ended
	March 31, 2026	December 31, 2025	March 31, 2025
Discontinued Operations:
Operating expenses	$31.8	$131.6	$96.5
Less: costs allocated to by-products	(1.2)	(0.7)	(0.5)
Total cash costs	30.7	130.9	96.0
Sustaining capital	5.6	40.4	21.2
Sustaining lease payments	0.9	3.3	1.7
Reclamation expense	0.3	2.3	1.3
Total AISC	$37.4	$177.0	$120.2

Management’s Discussion and Analysis For the three months ended March 31, 2026

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises. The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for Continuing Operations:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Capital additions to mineral properties, plant and equipment(1)	$167.4	$276.2	$92.7
Less: Non-sustaining capital at operating sites	(102.4)	(69.1)	(41.1)
Less: Non-sustaining capital associated with pre-commercial production period and development projects(3)	(3.3)	(72.6)	(1.7)
Less: Sustaining capital associated with pre-commercial production period and development projects(3)	—	(0.4)	—
Less: Non-cash additions(2)	(3.1)	(26.5)	(12.4)
Sustaining capital - All Operations	58.6	107.6	37.5
Sustaining capital - Discontinued Operations(4)	5.6	40.4	21.2
Sustaining capital - Continuing Operations	$53.0	$67.2	$16.3

Sustaining capital - All Operations	$58.6	$107.6	$37.5
Add: Sustaining lease payments	1.0	3.6	1.8
Add: Sustaining reclamation expense	4.4	8.2	3.5
Less: Sustaining expenditures associated with pre-commercial production period and development projects(3)	(1.4)	(1.7)	—
Sustaining expenditures - consolidated	62.6	117.7	42.8
Sustaining expenditures - operating mine sites - Discontinued Operations(4)	6.7	46.1	24.2
Sustaining expenditures - operating mine sites - Continuing Operations	$55.9	$71.6	$18.6
(1)Per note 6 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
(3)Relates to Castle Mountain after August 2024 when residual leaching commenced, Los Filos after March 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine for the period prior to December 2025 after the mine achieved commercial production.

Management’s Discussion and Analysis For the three months ended March 31, 2026

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures (Continued)
(4)The following table provides a reconciliation of sustaining capital and sustaining expenditures from Discontinued Operations:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Discontinued Operations:
Capital additions to mineral properties, plant and equipment	$6.4	$50.4	$35.3
Less: Non-sustaining capital	(0.6)	(8.8)	(8.0)
Less: Non-cash additions	(0.1)	(1.2)	(6.2)
Sustaining capital	5.6	40.4	21.2
Add: Sustaining lease payments	0.9	3.3	1.7
Add: Sustaining reclamation expense	0.3	2.3	1.3
Sustaining expenditures - operating mine sites	$6.7	$46.1	$24.2

Management’s Discussion and Analysis For the three months ended March 31, 2026

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Operating cash flow before non-cash changes in working capital	$341.0	$396.0	$73.3
Fair value adjustments on acquired inventories	3.9	27.8	3.6
Non-recurring charges recognized in operating expenses(1)	—	—	26.1
Operating cash flow used by non-mine site activity(2)	237.9	182.0	39.9
Cash flow from operating mine sites - All Operations	$582.7	$605.7	$142.9
Cash flow from operating mine sites - Discontinued Operations(3)	$20.7	$181.6	$51.7
Cash flow from operating mine sites - Continuing Operations	$562.0	424.1	91.2

Cash flow from operating mine sites - All Operations	$582.7	$605.7	$142.9
Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	167.4	276.2	92.7
Capital expenditures relating to pre-commercial production and development projects, corporate and other non-cash additions	(6.4)	(99.9)	(14.1)
Less: Capital expenditure from operating mine sites - All Operations	161.0	176.3	78.6
Less: Lease payments related to non-sustaining capital items	6.2	10.2	4.8
Less: Non-sustaining exploration expense	6.6	3.8	1.8
Total mine-site free cash flow before changes in working capital - All Operations	$408.9	$415.4	$57.7
Total mine-site free cash flow before changes in working capital - Discontinued Operations(3)	$14.5	$132.3	$22.5
Total mine-site free cash flow before changes in working capital - Continuing Operations	$394.3	$283.1	$35.1

Increase in non-cash working capital - All Operations	(104.2)	(3.6)	(18.8)
Total mine-site free cash flow after changes in non-cash working capital - All Operations	$304.7	$411.8	$38.8
(1)Non-recurring charges recognized in operating expenses for the year ended December 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three months ended March 31, 2026

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow (Continued)
(3)The following table provides a reconciliation of mine site free cash flow after changes in working capital from Discontinued Operations:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Discontinued Operations:
Operating cash flow before non-cash changes in working capital	$20.7	$181.6	$51.7
Less: Capital expenditures from operating mine sites	6.2	49.3	29.2
Total mine site free cash flow before changes in working capital	14.5	132.3	22.5
Increase in non-cash operating working capital	(17.9)	(9.0)	(11.2)
Total mine site free cash flow after changes in working capital	$(3.3)	$123.3	$11.4

Management’s Discussion and Analysis For the three months ended March 31, 2026

EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. EBITDA is defined as earnings before interest, tax, depreciation and amortization.
Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of options, warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of EBITDA and adjusted EBITDA, as calculated by the Company:
EBITDA and Adjusted EBITDA

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Continuing Operations:
Net income (loss) - Continuing Operations	$187.2	$82.3	$(78.5)
Income tax expense	126.8	93.4	9.0
Depreciation and depletion	116.1	104.8	50.9
Finance costs	31.7	39.5	46.4
Finance income	(4.2)	(3.6)	(1.8)
EBITDA - Continuing Operations	$457.6	$316.4	$26.0
Non-cash share-based compensation	1.8	0.9	2.8
Unrealized (gain) loss on gold contracts	(10.9)	5.1	27.1
Unrealized (gain) loss on foreign exchange contracts	10.9	4.4	(34.3)
Unrealized foreign exchange (gain) loss	(8.8)	(4.6)	(2.0)
Change in fair value of Greenstone Contingent Consideration	4.1	11.7	15.0
Change in fair value of 2025 Convertible Notes conversion option	1.7	10.6	—
Change in fair value of Equinox warrant liability	(2.0)	10.7
Loss on extinguishment of debt	32.6	—	—
Other (income) expense	1.7	20.8	2.0
Transaction and integration costs	0.3	1.4	3.3
Fair value adjustments on acquired inventories	3.9	27.8	3.6
Non-recurring charges recognized in operating expense(1)	—	—	28.6
Non-recurring charges recognized in care and maintenance expense	—	—	9.4
Adjusted EBITDA - Continuing Operations	$493.0	$405.1	$81.4
Adjusted EBITDA - Discontinued Operations(2)	$34.2	$173.9	$60.1
Adjusted EBITDA - All Operations	$527.2	$579.0	$141.5
(1)Non-recurring charges recognized in operating expenses for the three months ended March 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three months ended March 31, 2026

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA (Continued)
(2) The following table provides a reconciliation of adjusted EBITDA from Discontinued Operations:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Discontinued Operations:
Net income	$122.9	$115.2	$3.0
Income tax expense	9.1	36.4	1.7
Depreciation and depletion	—	35.2	46.6
Finance costs	0.4	1.6	1.9
Finance income	—	(0.5)	(0.3)
EBITDA - Discontinued Operations	$132.5	$187.9	$52.9
Non-cash share-based compensation	—	0.1	0.1
Unrealized foreign exchange (gain) loss	7.2	(5.6)	8.0
Gain on sale of Brazil Operations	(105.6)	—	—
Other (income) expense	0.1	(8.4)	(0.9)
Adjusted EBITDA - Discontinued Operations	$34.2	$173.9	$60.1

Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of options, warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

Management’s Discussion and Analysis For the three months ended March 31, 2026

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS (Continued)

	Three months ended
$’s and shares in millions	March 31, 2026	December 31, 2025	March 31, 2025
Net income (loss) attributable to Equinox Gold shareholders - continuing operations	$187.2	$82.3	$(78.5)
Add (deduct):
Non-cash share-based compensation	1.8	0.9	2.8
Unrealized (gain) loss on gold contracts	(10.9)	5.1	27.1
Unrealized loss (gain) on foreign exchange contracts	10.9	4.4	(34.3)
Unrealized foreign exchange gain	(8.8)	(4.6)	(2.0)
Change in fair value of Greenstone Contingent Consideration	4.1	11.7	15.0
Change in fair value of 2025 Convertible Notes conversion option	1.7	10.6	—
Change in fair value of warrant liability	(2.0)	10.7	—
Loss on extinguishment of debt	32.6	—	—
Other expense	1.7	20.8	2.0
Transaction costs	0.3	1.4	4.1
Fair value adjustments on acquired inventories	3.9	27.8	3.6
Non-recurring charges recognized in operating expense(1)	—	—	28.6
Non-recurring charges recognized in care and maintenance expense	—	—	9.4
Non-recurring charge recognized in tax expense	(1.2)	0.1	(14.8)
Income tax impact related to above adjustments	(5.6)	(2.4)	0.5
Unrealized foreign exchange loss (gain) recognized in deferred tax expense	1.4	(5.4)	(1.6)
Adjusted net income (loss) - Continuing Operations	$217.2	$163.2	$(38.2)
Adjusted net income - Discontinued Operations(2)	16.8	109.7	4.4
Adjusted net income (loss) - All Operations	$234.0	$272.9	$(33.9)

Basic weighted average shares outstanding	788.6	786.1	455.7
Diluted weighted average shares outstanding	825.8	794.7	455.7

Adjusted EPS - Continuing Operations
Per share - basic ($/share)	$0.28	$0.21	$(0.08)
Per share - diluted ($/share)	$0.26	$0.21	$(0.08)

Adjusted EPS - Discontinued Operations
Per share - basic ($/share)	$0.02	$0.14	$0.01
Per share - diluted ($/share)	$0.02	$0.14	$0.01

Adjusted EPS - All Operations
Per share - basic ($/share)	$0.30	$0.35	$(0.07)
Per share - diluted ($/share)	$0.28	$0.34	$(0.07)
(1)Non-recurring charges recognized in operating expenses for the three months ended March 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three months ended March 31, 2026

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS (Continued)
(2) The following table provides a reconciliation of adjusted net income from Discontinued Operations:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Discontinued Operations:
Net income attributable to Equinox Gold shareholders - Discontinued Operations	$122.9	$115.2	$3.0
Add (deduct):
Non-cash share-based compensation	—	0.1	0.1
Unrealized foreign exchange loss (gain)	7.2	(5.6)	8.0
Gain on sale of Brazil Operations	(105.6)	—	—
Other expense (income)	0.1	(8.4)	(0.9)
Income tax impact related to above adjustments	(1.2)	2.1	(0.8)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(6.7)	6.3	(5.1)
Adjusted net income - Discontinued Operations	$16.8	$109.7	$4.4

Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent (unrestricted) balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Current portion of loans and borrowings	$29.1	$181.3	$136.9
Non-current portion of loans and borrowings	585.6	1,373.4	$1,256.0
Total debt	614.7	1,554.7	$1,392.9
Less: Cash and cash equivalents (unrestricted)	(363.0)	(407.4)	$(172.9)
Net debt	$251.8	$1,147.3	$1,220.0

Management’s Discussion and Analysis For the three months ended March 31, 2026

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Details of material accounting policies are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2025. Except as disclosed in note 2(c) of the Company’s condensed consolidated interim financial statements for the three months March 31, 2026, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.
Critical Accounting Estimates and Judgments
In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment are disclosed in note 4(a) of the Company’s consolidated financial statements for the year ended December 31, 2025. Key sources of estimation uncertainty, including those the Company believes to be critical accounting estimates, that have the most significant effect are disclosed in notes 4(b), 5(a) and 10(c) of the Company’s consolidated financial statements for the year ended December 31, 2025.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended March 31, 2026, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.
On June 17, 2025, the Company completed the Calibre Acquisition. As permitted under Section 3.3(1)(b) of National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows for an issuer to limit the design of Internal Controls over Financial Reporting and Disclosure Controls and Procedures to exclude a business that the issuer acquired not more than 365 days before the end of March 31, 2026, the Company has excluded the internal controls of Calibre’s entities from its assessment of the effectiveness of internal control over financial reporting because Calibre was acquired not more than 365 days before the end of March 31, 2026. The Company is in the process of integrating Calibre’s operations and internal control framework and expects to include Calibre’s entities in the scope of its internal control assessments in future reporting periods.

Management’s Discussion and Analysis For the three months ended March 31, 2026

MINERAL RESERVES AND MINERAL RESOURCES
The following tables report the updated Mineral Reserves and Mineral Resources as at December 31, 2025, including 19 million ounces of gold in Mineral Reserves, 19 million ounces in Measured and Indicated Mineral Resources exclusive of Mineral Reserves, and 11 million ounces in Inferred Mineral Resources. For a detailed summary by asset, refer to the Company’s Annual Information Form, which is available on SEDAR+, EDGAR and on Equinox Gold’s website at www.equinoxgold.com.
Consolidated Proven & Probable Mineral Reserves(1)

Mine/Project, Location	Proven			Probable			Proven and Probable
	Tonnage (kt)	Grade (g/t Au)	Contained Gold (koz)	Tonnage (kt)	Grade (g/t Au)	Contained Gold (koz)	Tonnage (kt)	Grade (g/t Au)	Contained Gold (koz)
Greenstone, Canada	6,900	0.75	164	172,500	0.93	5,169	179,300	0.93	5,334
Valentine, Canada	22,096	1.87	1,330	29,394	1.50	1,418	51,490	1.66	2,748
Mesquite, USA	1,843	0.63	37	20,515	0.36	238	22,358	0.38	275
Castle Mountain, USA	81,398	0.57	1,485	162,410	0.50	2,620	243,808	0.52	4,105
Los Filos, Mexico	35,453	0.77	877	157,773	0.88	4,477	193,226	0.86	5,354
Nicaragua Operations	—	—	—	9,062	4.01	1,169	9,062	4.01	1,169
Total Proven and Probable	147,690	0.82	3,893	551,654	0.85	15,091	699,244	0.84	18,985
1 See Cautionary Notes. Numbers may not sum due to rounding.

Consolidated Measured & Indicated Resources(1)(2)

Mine/Project, Location	Measured			Indicated			Measured and Indicated
	Tonnage (kt)	Grade (g/t Au)	Contained Gold (koz)	Tonnage (kt)	Grade (g/t Au)	Contained Gold (koz)	Tonnage (kt)	Grade (g/t Au)	Contained Gold (koz)
Greenstone, Canada	22	0.51	—	53,949	1.71	2,966	53,970	1.71	2,966
Brookbank, Canada	—	—	—	9,046	2.45	713	9,046	2.45	713
Kailey, Canada	—	—	—	12,038	0.60	231	12,038	0.60	231
Key Lake, Canada	—	—	—	7,738	0.82	205	7,738	0.82	205
Hasaga, Canada	—	—	—	1,470	8.64	408	1,470	8.64	408
Valentine, Canada	6,428	1.18	243	22,961	1.25	926	29,389	1.24	1,169
Mesquite, USA	6,701	0.51	109	76,573	0.40	982	83,274	0.41	1,091
Castle Mountain, USA	781	0.68	17	73,452	0.62	1,453	74,234	0.62	1,470
Golden Eagle, USA	30,700	1.49	1,500	14,700	1.16	500	45,400	1.37	2,000
Los Filos, Mexico	47,306	1.15	1,757	278,020	0.69	6,140	325,326	0.75	7,897
Nicaragua Operations	—	—	—	14,015	2.00	904	14,015	2.00	904
Total Measured and Indicated	91,938	1.23	3,626	563,962	0.85	15,428	655,900	0.90	19,054
1 Resources are exclusive of Reserves.
2 Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. See Cautionary Notes. Numbers may not sum due to rounding.

Management’s Discussion and Analysis For the three months ended March 31, 2026

MINERAL RESERVES AND MINERAL RESOURCES (CONTINUED)
Consolidated Inferred Resources(1)

Mine/Project, Location	Inferred
	Tonnage (kt)	Grade (g/t Au)	Contained Gold (koz)
Greenstone, Canada	31,182	1.66	1,663
Brookbank, Canada	1,491	2.36	113
Kailey, Canada	7,758	0.55	138
Key Lake, Canada	4,905	1.00	158
Hasaga, Canada	2,059	7.31	484
Valentine, Canada	31,989	1.10	1,128
Mesquite, USA	5,590	0.32	58
Castle Mountain, USA	69,890	0.63	1,422
Golden Eagle, USA	5,400	0.90	200
Los Filos, Mexico	135,935	0.74	3,237
Nicaragua Operations	9,180	3.42	1,010
Cerro Aeropuerto, Nicaragua	6,052	3.64	708
Primavera, Nicaragua	44,974	0.54	782
Total Inferred	356,406	0.97	11,101
1 Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. See Cautionary Notes. Numbers may not sum due to rounding.

Notes to Mineral Resources and Mineral Reserve Estimates
1. Matt MacPhail, P. Eng, Niel de Bruin, P. Geo., and Philippe Lebleu, P. Eng., of Equinox Gold are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the above consolidated Mineral Reserves and Mineral Resources estimate.
2. There has been no material reduction in the aggregate amount of estimated Mineral Reserves or Mineral Resources for each mineral property from the amounts set forth in their relevant technical reports, except for depletion from mining operations in the ordinary course since the effective date of such reports.
3. The Mineral Reserves and Mineral Resources have been estimated in accordance with the provisions adopted by the CIM Definition Standards and NI 43-101.
4. Mineral Reserves are based on Measured and Indicated Mineral Resources, and Mineral Resources are stated exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of a Mineral Resource will be converted into Mineral Reserves.
5. Tonnage and grade measurements are in metric units. Contained gold is reported as troy ounces. Numbers may not add due to rounding.
6. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. See Cautionary Notes.
7. Unless otherwise stated, there are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves.
8. For additional information, including key parameters and assumptions relating to the Mineral Reserve and Mineral Resource estimates, see the Greenstone Technical Report and the Valentine Technical Report, and disclosure related to Mineral Reserves and Mineral Resources in the Company’s most recently filed Annual Information Form, all of which are available under the Company’s profile on SEDAR+, on EDGAR and on the Company’s website.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this MD&A includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; anticipated 2026 production and cost guidance; expectations for Greenstone and Valentine operations, including achieving design capacity; potential future mining opportunities around Valentine; receipt of required approvals and permits and effectiveness of the FAST-41 designation for Castle Mountain Phase 2; realization of the contingent cash consideration from the Brazil operations sale; and the Company’s ability to restart operations at Los Filos and the construction of a CIL plant.
Forward-looking Information is typically identified by words such as “believe”, “will”, “achieve”, “grow”, “plan”, “expect”, “estimate”, “anticipate”, “target”, “advance”, “increase”, and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them.
Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; achieving design capacity at Greenstone and Valentine operations; timely execution of the Castle Mountain permitting; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; statements relating to the distribution of dividends to shareholders of the Company; the periodic review of, and changes to, the Company’s dividend policy; the declaration and payment of future dividends; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of new permits and regulatory approvals; geopolitical stability; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect.
Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors in in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this MD&A is expressly qualified by this cautionary statement.

TECHNICAL INFORMATION
Matthew MacPhail, P.Eng, Senior Vice President, Business Planning and Technical Services, is the Qualified Person under NI 43-101 for Equinox Gold and has reviewed and approved the technical content of this document.